SUPPLEMENT	FILED PURSUANT TO RULE 424(b)(3)
TO PROSPECTUS DATED May 13, 2016	REGISTRATION NO. 333-199237

$85,000,000

MINISTRY PARTNERS INVESTMENT COMPANY, LLC

CLASS 1 PROMISSORY NOTES

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This Supplement relates to the sale by MINISTRY PARTNERS INVESTMENT COMPANY, LLC (the “Company”) of its Class 1 Notes.

This Supplement should be read in conjunction with the prospectus dated May 13, 2016. The prospectus is not complete without this Supplement and this Supplement should not be used other than with the prospectus.  This Supplement is cumulative and all prior supplements should be disregarded. The terms and conditions of the Offering and the Class 1 Notes are set forth in the prospectus as revised by this Supplement.

CHANGE IN SENIOR MANAGEMENT TEAM;  REORGANIZATION OF MANAGEMENT STRUCTURE

On August 29, 2016, the Company announced a reorganization of the duties and responsibilities of its senior management team as part of an effort to reduce operating expenses, improve the Company’s efficiency and profitability of its core operations and position the Company for future growth.  As part of that reorganization, the Company eliminated the Company’s Senior Vice President and Chief Financial Officer positions, previously held by Susan B. Reilly.  With the elimination of these positions, the Company entered into a Separation and Release Agreement with Ms. Reilly pursuant to which the Company has agreed to pay her a gross amount of $77,531.93 which is equal to six months of her base salary.  The Company’s elimination of these positions was not prompted by any performance, regulatory or disciplinary issues and it is not related to the Company’s financial statements or other reporting requirements.

On August 29, 2016, the Company also appointed Daniel A. Flude, who previously served as the Company’s Controller, to serve as Vice President of Finance and the Company’s Principal Accounting Officer.  Mr. Flude joined the Company on March 10, 2008 and has served as a key member of the Company’s finance and accounting leadership team.  As such, Mr. Flude maintains extensive experience with industry regulators, auditors, the Company’s leadership team, and the Board of Managers, which will ensure a seamless transition for the Company’s financial operations.    Mr. Flude received a Bachelor of Science degree in accounting from the University of Oregon and is a certified public accountant.  Mr. Flude also holds the FINRA Series 28 and 99 securities licenses.

The Company also announced the appointment of William M. Crammer, III to serve as Vice President of Administration effective as of August 31, 2016.  Mr. Crammer received a Bachelor of Science degree in accounting from California State University, Fullerton and has over thirty (30) years of management experience in overseeing the financial, administrative and operational functions of both small and large organizations. In his previous role as the Company’s Manager of Loan Participations, Mr. Crammer was instrumental in launching the Company’s loan participation sales program, which significantly increased the Company’s ability to secure additional funding resources when needed.

Mr. Crammer will be responsible for the Company’s loan processing and servicing functions, loan participation products and services, risk management, and the Company’s information technology systems.

Mr. Flude and Mr. Crammer will both report directly to Joseph Turner, President and Chief Executive Officer for the Company.

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The date of this prospectus supplement is October 17, 2016.